780 North Water Street Milwaukee, WI 53202-3590 TEL 414-273-3500 Fax 414-273-5198 www.gklaw.com

January 14, 2010

VIA EDGAR

Mr. Chad Eskildsen

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington D.C. 20549

RE:

Frontegra Funds, Inc. (Registration Nos.: 333-7305; 811-7685)

2009 Annual Report on Form N-CSR

Dear Mr. Eskildsen:

The purpose of this letter is to respond to comments received from you on Friday, December 18, 2009 regarding the annual report for the fiscal year ending June 30, 2009 filed on Form N-CSR by Frontegra Funds, Inc. (the “Company”) on September 4, 2009 (the “Annual Report”).

The Company understands that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below.  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Annual Report.

1.

Comment:  Growth of $100,000 Investment Graph – Frontegra Columbus Core Plus and Frontegra Columbus Core Funds (the “Funds”).  The graphs for these Funds show a significant divergence in performance when compared to the Funds’ benchmarks for the fiscal year ended June 30, 2009.  Both Funds appear to have gained approximately 25% in the quarter ended June 30, 2009.  Please provide a detailed explanation as to why the Funds significantly trailed the benchmark for the first three quarters of the fiscal year and were able to make such significant gains in the final quarter of the fiscal year.

Response:  The relative performance of the Funds in comparison to their benchmark, the Barclays Capital U.S. Aggregate Bond Index, over the fiscal year ending June 30, 2009 can be explained by the unusual circumstances of the capital

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Mr. Chad Eskildsen

U.S. Securities and Exchange Commission

January 14, 2010

markets during that time period.  The events in the third calendar quarter of 2008, notably the erosion of sub-prime mortgages, the conservatorship of Fannie Mae and Freddie Mac, the Lehman Brothers bankruptcy and the bailout of AIG, together caused unprecedented declines in risk assets that negatively affected the performance of the Funds during fiscal year 2009.

In particular, the portfolio constructed by Reams Asset Management Company, LLC, the Funds’ subadviser (“Reams”), for each Fund held a large percentage of investment grade corporate bonds during fiscal year 2009.  During August 2008 alone, investment grade corporate bonds underperformed like-duration treasuries by 8.38%.  Over the nine-month period from July 1, 2008 to March 31, 2009 (the first through third quarters of the Funds’ 2009 fiscal year), investment grade corporate bonds underperformed like-duration treasuries by 15.5%.  Additionally, the Lehman Brothers bankruptcy affected the commercial mortgage-backed securities market because Lehman Brothers had been a major holder and underwriter of many of these mortgages.  Thus, for the same nine-month period, AAA-rated commercial mortgage-backed securities underperformed like-duration treasuries by 28.91%.  Accordingly, the performance of the Funds was negatively affected.  Market conditions that contributed to the Funds’ underperformance were discussed in Reams’ letter to shareholders included in the semi-annual report for the Company for the period ending December 31, 2008 (filed March 10, 2009).

However, the final quarter of the Funds’ 2009 fiscal year witnessed significant outperformance in U.S. fixed income markets and a reversal in the credit markets, as discussed in Reams’ letter to shareholders included in the Annual Report.  The Federal Reserve launched a number of programs to provide liquidity and backstops, and the Federal government’s capital injections into certain banks provided confidence in lending.  These actions helped to bolster performance across the financial system generally, which resulted in outperformance by the Funds.  Additionally, the outperformance of each Fund was attributable in particular to their investments in commercial mortgage-backed securities, which broadly outperformed the benchmark during the quarter.

2.

Comment:  Form N-CSR – Item 2.  Disclosure in this item states that a copy of Code of Ethics is attached “herewith”; however, it is not included in the EDGAR filing.  Please file an amended N-CSR to include the Code of Ethics as indicated by the disclosure.  Alternatively, please confirm that the Code of Ethics has been filed previously with the SEC.

Response:  As discussed on December 18, 2009, under Item 2 of Form N-CSR for the fiscal year ending June 30, 2009 (filed with the SEC on September 4, 2009), the sentence “[a] copy of the registrant’s Code of Ethics is filed herewith” was inadvertently included in the text of the response under this item.  The Company

Mr. Chad Eskildsen

U.S. Securities and Exchange Commission

January 14, 2010

intended to incorporate the Code of Ethics by reference to its annual report filed on Form N-CSR for the fiscal year ended June 30, 2008, which was filed with the SEC on September 8, 2008.  The Company will ensure that the correct the language is used in future filings.

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Please call me at (414) 287-9334 if you have any questions.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Michele L. Racadio

Michele L. Racadio

cc:

Working Group